Filed by VINA Technologies, Inc. (Commission File No. 000-31903)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: VINA Technologies, Inc.
(Commission File No.: 000-31903)

The following materials related to the merger were used at employee presentations held by VINA Technologies, Inc. beginning on March 18, 2003.

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Larscom & VINA Technologies Merger, March 2003 Simplifying Enterprise Broadband Access VINA Employee Presentation March 18, 2003

Safe Harbor Statement Except for the historical information contained herein, the matters set forth in this presentation, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances, and other risks detailed from time to time in the SEC reports of VINA, including its annual report on Form 10-K for the year ended December 31, 2002, and in the SEC reports of Larscom, including its annual report on Form 10-K for the year ended December 31, 2002. These forward-looking statements speak only as of the date hereof. VINA and Larscom disclaim any intention or obligation to update or revise any forward-looking statements

Table of Contents The Announcement Why Join Forces? Who is Larscom? The New Combined Company What Happens Next? Key Milestones - Looking Forward Integration Process How can I Help? Where to Go for more info

The Announcement Larscom Inc. and VINA Technologies are merging to establish a leader in one of the most promising segments of the Telecom market - Broadband Access for Enterprises This merger is an equity-only transaction. The resulting company will be called Larscom and will be headquartered in the Silicon Valley The deal is pending shareholder approval and other customary closing conditions (expected in the second quarter of 2003) Under the terms of the deal, Larscom will maintain 53% of the equity and VINA 47% The joint company will offer one of the industry's broadest portfolios of Broadband Access equipment for the Enterprise and Carrier markets and expects to introduce a new line of products in 2003 The joint company will have a stronger balance sheet with greater financial flexibility to develop and market the next generation of Broadband Access products. Through synergies, the company is expects to be able to reach profitability within a year.

Why Join Forces? The Market Opportunity Enterprises - especially the Small/Medium Enterprises (SME) - are driving the need for increased bandwidth Carriers looking for incremental revenue growth opportunities that leverage existing infrastructure Core networks overbuilt, but local access market is largely underserved Shift in investment to the access network Core Metro Metro (last mile) Access Growth Shift Carrier Network Larscom and VINA Focus Areas

1,800 1,600 1,400 1,200 1,000 800 600 K b p s 10,000 Gap A Gap Separates T1's Saturation Point and Gigabit Ethernet's Debut T1 2000 2001 2002 2003 2004 GigE Voice and Data Challenge: Bridging the Gap between T1 & GigE

Why Join Forces? The Market Challenge Great opportunity, but there are too many vendors Multiple enterprise broadband access vendors compete for the same segment of the telecom market Carriers and enterprises are buying from vendors with proven track records and strong balance sheets Successful vendors will establish economies-of-scale to serve customers effectively Consolidation in the access vendor community is necessary to efficiently support and capitalize on the market opportunity

Why Join Forces? Synergies This merger alters the Broadband Access Vendor landscape, creating a leader that is positioned to deliver: Comprehensive set of solution for Broadband Access - regardless of the size of the customer's (enterprise or carrier) business Expanded customer and channel coverage Economies-of-scale to effectively service customers over the long term Scale to invest in R&D and better support the company's ongoing track record of innovation

Who is Larscom? A financially stable public company - NASDAQ: LARS Highly regarded in the industry for Reliable and practical network access solutions World-class customer support Larscom produces carrier-class multiplexers, inverse multiplexers, CSU/DSUs, and service delivery platforms Invented T1/E1 inverse multiplexing, bridging the T1/T3 bandwidth gap. First to deliver standards based IMA Developed easy-to-scale fractional T3 access Leads the industry in providing ease-of installation, and powerful monitoring and diagnostic capabilities First Multi-Service Platform to implement Ethernet Transparent LAN WAN Access Solutions for Service Providers and Enterprises

The new Larscom - A stronger Broadband Access Equipment Provider 35 years of industry experience Extensive, proven relationships with carriers and enterprises worldwide ATT, Worldcom, Allegiance, Nuvox, BellSouth, TechData Comprehensive portfolio of broadband access solutions that provide carriers and enterprises an economical alternative A full spectrum of broadband access solutions that are delivering value today VINA leadership in the T1 IAD (Integrated Access Device) segment with more than 25% Market Share. (Yankee Group, Dec 2002) Larscom leadership in inverse multiplexing (IMUX) technology that bridges the T1- T3 bandwidth gap Scale to speed the development and launch of new products

Products and Services N x POTS Voice & N x DS0 Data T1 Voice, T1 Data DSL/POTS N x T1 Data Optical A Broad Portfolio of High-Speed Data and Integrated Voice and Data Solutions for the Enterprise Market Development of new products To be launched in 2003 World-class Customer Support SOHO SMB F500 Larscom VINA

Joint Company Product Matrix

Product Category	Company	Product Family	Key Attributes
Integrated Access Devices (IADs)	VINA Tech.	eLink Family, MX Family	First IAD for Small/Medium Businesses (SMB), Converging Voice and Data in a Single Solution
Inverse Multiplexers	Larscom	Mega-T/E, Orion 2000, 4000	First Inverse Multiplexers for Bridging the Bandwidth Gap between T1/E1 and T3/E3
Multi-Service Delivery Platforms (CPE)	Larscom VINA Tech.	Larscom 6000, 6200 eRouter	Multilink Frame Relay, ATM Access Highest performing Router for the SMB market (The Tolly Group)
Multi-Service Edge Concentrators (POP/CO)	Larscom VINA Tech.	Orion 5000 Family, 4000 MBX	Small, high density, and low cost multi-service products
CSU/DSUs	Larscom	Terra Family, Access-T Family, Orion 4500	Plug 'n Play CSU/DSUs. Support for T3 or E3 in a single platform

Complementary and Synergistic Product Offering

VINA Proprietary & Confidential

The Right Customers IXCs RLECs Resellers Over 400 customers in 50 countries around the world! Leverage Complementary Customer Base to Cross-Sell VINA F1000 SME Larscom

What Happens Next?

Looking Forward - Key Milestones Today - Announcement Team Meetings with Managers Question and Answer Larscom / VINA Mixer at end of day Meet new coworkers Open lines of communication Ongoing - Integration Planning Meet the Integration Team Before end of Q2 - anticipate Merger closure

Integration Process Daniel Scharre will be the CEO of the combined company Integration team will be announced shortly Company must quickly identify, define, and "seamlessly" integrate processes and systems Companies are working on "cross-selling"/"distr" agreements between the companies to allow selling to occur between now and "close" Work to maximize productivity and profitability while minimizing any inconvenience to customers Maintain a sense of urgency around meeting our product development goals and closing all deals in the pipe - our focus is still ----- REVENUE, REVENUE, REVENUE

Transaction details VINA shareholders to receive 0.2659 shares of Larscom for every VINA share they own Larscom will issue new shares to exchange for VINA shares Example: You own 1,000 VINA common shares today VINA shares are exchanged for Larscom shares You now receive 265 shares of Larscom stock

How Can I Help? Stay Focused Customer Comes First ALWAYS consider the impact on the customer of whatever it is you are working on Merger should be seamless to customers Support the Integration Team Leader Help identify and define processes and offer suggestions for improving them Remember the Rules Do not comment on the progress of the merger to press/analysts/customers unless you are an official spokesperson for the company

Where to Go if you Have More Questions Your Manager HR - Lawrence Coburn Dan Scharre (Larscom CEO) or Mike West email box & FAQ updates (TBD)

Additional Information and Where to Find It Larscom plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and VINA and Larscom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Larscom and VINA concerning the proposed merger transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when it becomes available and any other relevant documents filed with the SEC because they will contain important information about Larscom, VINA, the merger and related matters. Investors and security holders will be able to obtain the documents free of charge at the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition, you may obtain documents filed with the SEC by VINA free of charge by requesting them in writing from Bruce Todd, or by telephone at (510) 771-3307. You may obtain documents filed with the SEC by Larscom free of charge by requesting them in writing from Mary Camarata, or by telephone at (408) 941-4224. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Larscom and VINA file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Larscom and VINA at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Larscom's and VINA's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov. Interest of Certain Persons in the Merger VINA and Larscom will be soliciting proxies from the stockholders of VINA and Larscom in connection with the merger and issuance of shares of Larscom common stock in the merger. In addition, the respective directors and executive officers of VINA and Larscom may also be deemed to be participants in the solicitation of proxies. Information about the directors and executive officers of VINA is set forth in the proxy statement for VINA's 2002 annual meeting of stockholders. Information about the directors and executive officers of Larscom is set forth in the proxy statement for Larscom's 2002 annual meeting of stockholders. The directors and executive officers of Larscom and VINA have interests in the merger, some of which may differ from, or may be in addition to those of the respective stockholders of VINA and Larscom generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential employment relationships, potential membership on the Larscom Board of Directors, option and stock holdings and indemnification.